BrightView Holdings, Inc.

980 Jolly Road

Blue Bell, Pennsylvania 19422

March 14, 2025

VIA EDGAR

Kristin Lochhead, Li Xiao

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BrightView Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2024
Form 10-Q for Fiscal Quarter Ended December 31, 2024
File No. 001-38579

Dear Ms. Lochhead and Ms. Xiao,

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 3, 2025 (the “Comment Letter”) in connection with the Annual Report on Form 10-K of BrightView Holdings, Inc. (the “Company” or “we” or “us” or “our”) for the fiscal year ended September 30, 2024, filed on November 13, 2024 (the “2024 Form 10-K”) and the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2024, filed on February 5, 2025 (the “Q1 Form 10-Q”).

For your convenience, the numbered responses and related captions contained below in bold-type correspond to the numbered paragraphs and related captions in the Comment Letter. The comments are followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended September 30, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 34

1. To the extent that the One Brightview Initiative is reasonably likely to have a material effect on financial condition or operating performance, revise to include additional disclosures within future filings about the One Brightview Initiative and its expected impact on operating results and future trends. Refer to Item 303(b)(2)(ii) of Regulation S-K and the instructions thereto, and sections III.A and B.3 of Release 33-8350.

Response

The Company acknowledges the Staff’s comment and will revise future filings to include additional disclosures about the One BrightView initiative to the extent that such initiative is reasonably likely to have a material effect on the Company’s financial condition or operating performance.

Non-GAAP Financial Measures, page 42

2. Reference your response to prior comment 2. Please tell us more about the One Brightview Initiative, including describing the overall “transformational” changes and how long the initiative will continue. For example, explain in more detail the nature of the transformation costs incurred to centralize business support functions, create the new procurement strategy, and describe what pilot programs were created.

Response

The Company acknowledges the Staff’s comments and notes that the implementation of the One BrightView initiative is expected to conclude by the fourth quarter of fiscal year 2025. The One BrightView initiative represents a cultural change and encapsulates the Company’s effort to refocus our core service lines and position ourselves for long-term profitable growth by streamlining our operating structure, leveraging our size and scale, and becoming the employer of choice. In the first half of fiscal year 2024, the Company streamlined our operating structure by eliminating divisional leadership and multiple layers of management at the regional level and below, and combining service lines within local markets to operate more cohesively, and aligned our incentive plan accordingly. In the second half of fiscal year 2024, the Company began the centralization of key support functions including accounting and finance, estimating, and procurement. Material adjustments to EBITDA associated with these programs are not expected beyond the first quarter of fiscal year 2025. Preliminary results from these actions have shown improved customer and employee retention and contributed to improved margins.

As part of the initiative, the Company incurred $5.8 million of costs associated with one-time transformational activities including the centralization of business support functions, creation of the Company’s new procurement strategy, and various pilot programs.

In connection with the centralization of business support functions, the Company incurred one-time third-party professional expenses to design and implement our new centralized accounting team structure. This project was completed in the second half of fiscal year 2024.

In connection with the creation of the Company’s new procurement strategy, we are leveraging our size and buying power to shift from a network of over 20,000 vendors managed at a branch level to a streamlined network of predominantly preferred vendors managed by a central procurement function. The costs associated with this strategy primarily related to the retention of a consulting firm to analyze ongoing spend and develop the future state procurement strategy. This project began in the second half of fiscal year 2024 and is expected to be completed in fiscal year 2025. Costs of ongoing procurement activities are not considered an adjustment to EBITDA.

In addition to the initiatives discussed above, the Company tested various pilot programs designed to become the employer of choice and improve employee retention, including the Company’s safety boot program. Costs associated with these significant one-time investments in field employees across the country were considered outside of the Company’s ongoing operating costs. Future expenses of any programs that continue beyond the pilot period will not be considered an adjustment to EBITDA. These pilot programs will conclude in the second quarter of fiscal year 2025.

While the Company is considering other potential structural changes as part of the overall One BrightView initiative, the Company has not yet committed to any further changes that could be material. If the Company moves forward with further material actions, we will provide additional disclosure about the programs and their impact on future operating results.

Form 10-Q for Fiscal Quarter Ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 31

3. We see that adjusted EBITDA and adjusted net income for the first quarter of FY25 continue to include a non-GAAP adjustment for "Business transformation and integration costs", which is comprised primarily of IT infrastructure, transformation, and other of $10.3 million. Please describe in detail, the nature and composition of the transformation and integration activities, including a quantitative breakdown of each category of costs for each period presented.

Response

The Company acknowledges the Staff’s comment and describes below in detail the nature and composition of IT infrastructure, transformation, and other for each period presented.

First quarter fiscal year 2025 ($10.3 million):

For the first quarter of fiscal year 2025, the majority of these costs, $8.3 million, relate to the implementation of multiple projects under the One BrightView initiative. The nature and composition of the costs of these transformation and integration activities undertaken as part of the One BrightView initiative included the following:

•	$5.1 million of both cash and non-cash termination costs to exit non-core customer contracts associated with the exit and wind down of our non-core service lines, which began in the second quarter of fiscal year 2024 and are not expected to reoccur subsequent to the second quarter of fiscal year 2025.
•	$0.5 million of expenses to implement logistics and customer management software solutions discussed in our response to prior comment 2. These programs began in fiscal year 2024 and are expected to conclude in fiscal year 2025. Costs associated with ongoing maintenance and licenses are not considered an adjustment to EBITDA.
•	$2.7 million of other one-time transformation costs, including consulting services from the creation of the Company’s new procurement strategy, as described above, which began in the fourth quarter of fiscal year 2024 is expected to be completed in fiscal year 2025.

In addition to the actions taken under the One Brightview initiative, the Company incurred $2.0 million of expenses related to other distinct initiatives that required the incurrence of costs outside of the Company’s normal operations. The nature and composition of the costs of these transformation, integration, and other activities include:

•	$1.2 million primarily associated with the implementation of new fleet management and safety technology. The implementation of the new fleet management and safety technology is expected to be completed in the fourth quarter of fiscal year 2025.
•	$0.8 million associated with various other one-time expenses including the remediation of damages from Hurricanes Helene and Milton.

First quarter fiscal year 2024 ($7.6 million):

For the first quarter of fiscal year 2024, the majority of these costs, $4.8 million, relate to the implementation of multiple projects under the One BrightView initiative. The nature and composition of the costs of these transformation and integration activities undertaken as part of the One BrightView initiative include the following:

•	$3.7 million of non-cash expenses due to impairment of abandoned capitalized software costs and prepaid licenses in connection with the reduction of the customer support personnel resulting from the Company’s transformation of BrightView Enterprise Services as referenced in our response to prior comment 2.
•	$1.1 million of other one-time transformation costs, including preliminary costs to implement logistics and customer management software solutions discussed in our response to prior comment 2. These programs began in fiscal year 2024 and are expected to conclude in fiscal year 2025. Costs associated with ongoing maintenance and licenses are not considered an adjustment to EBITDA.

In addition to the actions taken under the One BrightView initiative, the Company incurred $2.8 million of expenses related to other distinct initiatives that required the incurrence of costs outside of the Company’s normal operations. The nature and composition of the costs of these transformation and integration activities include:

•	$2.8 million associated with the implementation of various other transformational enterprise-wide software solutions, including new general ledger consolidation software and the implementation of new fleet management and safety technology. The build-out of the new consolidation software was initiated in fiscal year 2023 and concluded in fiscal year 2024. Recurring license fees for ongoing software support are not included. The implementation of the new fleet management and safety technology is expected to be completed in the fourth quarter of fiscal year 2025.

As discussed within our previous response to prior comment 2, the Company respectfully submits that the actions taken under the One BrightView initiative, as well as the other transformation and integration costs outlined above, represent exceptional events distinct from the Company’s normal, historical business operations, and the related expenses represent one-time costs that are not indicative of normal ongoing operations. Accordingly, the Company believes that exclusion of the foregoing expenses from its applicable non-GAAP financial measures is appropriate and not misleading based on Question 100.01.

The Company appreciates the efforts of the Staff in reviewing our response to the Comment Letter. We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions regarding the Company’s response to your comments, please contact Brett Urban at brett.urban@brightview.com and Jonathan Gottsegen at jonathan.gottsegen@brightview.com.

Sincerely,

BRIGHTVIEW HOLDINGS, INC.

/s/ BRETT URBAN
Brett Urban
Executive Vice President, Chief Financial Officer

cc:	Dale A. Asplund
Chief Executive Officer and Director
BrightView Holdings, Inc.

Jonathan Gottsegen
Executive Vice President, Chief Legal Officer and
Corporate Secretary
BrightView Holdings, Inc.

Brian Jackson
Chief Accounting Officer
BrightView Holdings, Inc.